Stolt-Nielsen Limited                                          [GRAPHIC OMITTED]

A subsidiary of               Aldwych House                Tel: +44 207 611 8960
Stolt-Nielsen S.A.            71-91 Aldwych                Fax: +44 207 611 8965
                              London WC2B 4HN              www.stolt-nielsen.com
                              United Kingdom

NEWS RELEASE
                                                    Contact: Richard M. Lemanski
                                                             USA 1 203 625-3604
                                                             rlemanski@stolt.com

                                                             Valerie Lyon
                                                             UK 44 20 7611 8904
                                                             vlyon@stolt.com

           Stolt-Nielsen S.A. Sells 2 Million Shares in Stolt Offshore

London, England - February 19, 2004 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) today announced the sale of two million shares of Stolt Offshore S.A. (SOSA). The shares were sold at the market price of 24 Norwegian Kroner per share (approximately $3.46 per share at current exchange rates). In line with normal settlement practices, the sale is expected to close on February 25, 2004.

SNSA, through its wholly owned subsidiary, Stolt-Nielsen Transportation Group
(SNTG), retains approximately a 41 percent economic and voting interest in Stolt Offshore. SNSA expects that, assuming no other changes to SOSA's share capital, its ownership interest in SOSA will increase, but remain below 50 percent following both the completion of SOSA's previously announced plans to raise up to $50 million in a subsequent equity issue and the conversion of $50 million of subordinated debt owed to SNSA by SOSA into 22.7 million SOSA Common Shares. Upon completion of these actions, SNSA expects to have an approximately 43 percent ownership interest in SOSA.

"We can now deconsolidate SOSA for financial reporting purposes. This will simplify SNSA's balance sheet and allow us to achieve compliance with the financial covenants contained in our original borrowing arrangements with our primary creditors," said Niels G. Stolt-Nielsen, Chief Executive Officer of SNSA. "We will continue working closely with our primary lenders."

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The Company also owns 41 percent of Stolt Offshore S.A. (NASDAQNM: SOSA; Oslo Stock
Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.

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Forward-looking Statements
Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our existing indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; the outcome of legal proceedings; the impact of negative publicity; environmental challenges and natural conditions facing our aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; our relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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